GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0448/05/LTR

15 March 2005

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America




05006620

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 9 March 2005 (*Announcement by Millennium & Copthorne Hotels plc on Settlement of Millenium Hilton Property Damage and Business Interruption Loss Insurance Claim*) and
- 11 March 2005 (*Notification on Subsidiary and Associated Company*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

3/21

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	09-Mar-2005 17:09:50
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement by Millennium & Copthorne Hotels plc on Settlement of Millenium Hilton Property Damage and Business Interruption Loss Insurance Claim

Description

We attach herewith for information, a copy of the subject announcement issued by Millennium & Copthorne Hotels plc ("M&C"), a 52% subsidiary of City Developments Limited ("CDL"), on 9 March 2005.

CDL Hotels USA, Inc. ("CDLH USA"), a wholly-owned subsidiary of M&C, has entered into a settlement agreement with Travelers Property Casualty Company of America ("Travelers"), the insurance company which provided CDLH USA an all risk excess property insurance policy in respect of CDLH USA's hotel properties in the United States of America in 2001. Travelers has agreed to pay CDLH USA an amount of US$24.99 million in full and final settlement of CDLH USA's actual and potential claims against Travelers for losses (including property damage and business interruption) sustained at the Millenium Hilton as a result of the September 11, 2001 terrorist attack. Upon payment of the settlement amount, Travelers will have paid a total of US$75 million in respect of the Millenium Hilton, which includes an aggregate amount of US$50.01 million paid earlier.

The US$24.99 million (approximately £13.1 million or S$40.80 million) payment under the settlement agreement, net of legal costs, will be recognized in the profit and loss accounts of the M&C group in 2005, and will accordingly be consolidated into the profit and loss accounts of the CDL Group for the financial year ending 31 December 2005.

By Order of the Board
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Dated: 9 March 2005

Attachments:


settlement.pdf
Total size = **64K**
(2048K size limit recommended)

Wednesday 9 March 2005

Settlement of Millenium Hilton Property Damage and Business Interruption Loss Insurance Claim

Millennium & Copthorne Hotels plc ("M&C") is pleased to announce that its wholly-owned subsidiary, CDL Hotels USA, Inc. ("CDL"), has on 8 March 2005 entered into a settlement agreement (the "Agreement") with Travelers Property Casualty Company of America (formerly known as Travelers Indemnity Company of Illinois) ("Travelers"), the insurance company which provided to CDL an all risk excess property insurance policy (the "Policy") in respect of CDL's hotel properties in the United States for the period from January 1. 2001 to January 1, 2002.

Under the Agreement, Travelers has agreed to pay to CDL a cash amount of US$24.99 million in full and final settlement of CDL's actual and potential claims against Travelers under the Policy for losses (including property damage and business interruption) sustained at the Millenium Hilton as a result of the September 11, 2001 terrorist attack. Payment of the amount will be made on or before 14 March 2005. Prior to entering into the Agreement, Travelers had made cash payments under the Policy in respect of the losses at the Millenium Hilton in the aggregate amount of US$50.01 million. Following the payment of the final amount under the Agreement, Travelers will have paid a total of US$75 million in respect of the Millenium Hilton. This total amount paid by Travelers, together with the US$10 million paid by CDL's primary and first excess insurers in 2002, will bring the total amount of insurance proceeds paid in respect of the Millenium Hilton to US$85 million.

The US$24.99 million (£13.1 million) payment under the Agreement, net of legal costs, will be recognised in the profit & loss account of the M&C group in 2005.

As part of the Agreement, CDL and Travelers have agreed to mutual releases of all claims or other actions either party has or may have against the other party under the Policy. Following payment and receipt of the US$24.99 million under the Agreement, CDL and Travelers will make the necessary applications to the United States District Court for the Southern District of New York to dismiss with prejudice all outstanding legal actions of the parties against each other under the Policy.

Enquiries:
David Cashman, Group Chief Financial Officer 01293 772288
Millennium & Copthorne Hotels plc

Kate Miller 020 7404 5959
Brunswick Group LLP

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	11-Mar-2005 12:42:35
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Notification on Subsidiary and Associated Company

Description

The Board of Directors of City Developments Limited (the "Company") wishes to announce that :

(A) Disposal of Entire Shareholding in Subsidiary

Since the incorporation of Rich Pioneer Investments Limited ("RP") by Wideachieve Holdings Limited ("WH"), an indirect subsidiary of the Company, RP has remained dormant. WH has accordingly disposed its 1 share of US$1 in RP at a consideration of US$1.

(B) Liquidation of Associated Company

WREP Thailand Holdings, a 50% associated company of City Condominiums Pte Ltd, which is in turn a wholly-owned subsidiary of the Company, has been placed under voluntary liquidation with effect from 31 December 2004, following the completion of its divestment of all interest held in Amarin Plaza Public Company Limited, a company whose shares are listed on the Stock Exchange of Thailand.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Dated : 11 March 2005

Attachments: Total size = **0**
(2048K size limit recommended)